UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Navios Maritime Midstream Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

Y62134104

(CUSIP Number)

Vasiliki Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

With a copy to:

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of The Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See Item 5(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100
14	TYPE OF REPORTING PERSON CO

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 4”) filed on December 19, 2018 amends the Schedule 13D/A filed on October 9, 2018 (“Amendment No. 3”) which amended the Schedule 13D/A filed on June 28, 2018 (“Amendment No. 2”) which amended the Schedule 13D/A filed on December 1, 2017 (“Amendment No. 1”) which amended the Schedule 13D filed on March 10, 2015 (the “Original Schedule 13D” and together with Amendment No. 1, Amendment No. 2 Amendment No. 3, and this Amendment No. 4, the “Schedule 13D”). This Amendment No. 3 relates to the Common Units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 of this Amendment No. 4 is incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

Closing of the Merger

On December 13, 2018, the Reporting Person completed the merger contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among the Reporting Person, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”) the Issuer and the Issuer’s general partner, Navios Midstream Partners GP LLC (the “General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of the Reporting Person.

Pursuant to the terms of the Merger Agreement, each outstanding Common Unit representing limited partner interests in the Issuer held by a Common Unit holder other than the Reporting Person, the Issuer or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of the Reporting Person’s common stock. The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit F and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the Merger, the Reporting Person, for the purposes of Rule 13d-3 under the Exchange Act, beneficially owns 100% of the outstanding Common Units and has sole power to vote and dispose of 100% of the Common Units.

(c) Except as described herein, the Reporting Person has not affected any transactions in the Common Units during the past sixty days.

(d) Except for any cash distributions effected as described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e) On December 13, 2018, the transactions contemplated by the Merger Agreement were consummated and the Common Units were delisted from the New York Stock Exchange. The Issuer is in the process of terminating the registration of the Common Units under Section 12(b) and Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspending the registration of the Common Units under Section 15(d) of the Exchange Act. Accordingly, this is an exit filing, and constitutes the Reporting Persons’ final amendment to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented to incorporate by reference, Item 4 of this Amendment No. 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following:

F

Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Acquisition Corporation

Date: December 19, 2018	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

F	Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)